UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2025

001-41641
(Commission File Number)

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATION NOTE

On March 11, 2025, SHL Telemedicine Ltd. (the “Company”) issued a press release entitled “SHL Telemedicine Ltd. to Delist from Nasdaq and Terminate its U.S. ADR Program and SEC Reporting Obligations” in connection with its plans to voluntarily delist from the Nasdaq Capital Market, terminate its American Depositary Receipt program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended. A copy of the press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated by reference herein.  The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Exhibit	Description
99.1
Press Release, dated March 11, 2025, issued by SHL Telemedicine Ltd. announcing its plans to voluntarily delist from the Nasdaq Capital Market, terminate its American Depositary Receipt program and deregister from, and terminate its reporting obligations under, the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2025	SHL TELEMEDICINE LTD.

	By:	/s/ Lior Haalman
	Name:	Lior Haalman
	Title:	Chief Financial Officer